Genasys Inc. 16262 West Bernardo Drive San Diego, CA 92127 www.genasys.com

VIA EDGAR

September 3, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Eranga Dias Geoffrey Kruczek

Re:	Genasys Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed July 22, 2024 File No. 333-280137

Dear Messrs. Dias and Kruczek:

We are in receipt of the Staff’s letter dated August 5, 2024 with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment No. 1”). We are responding herein to the Staff’s comments as set forth below. Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”). The changes made in the Amendment are in response to the Staff’s comments.

The Company’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment.

Amendment No. 1 to Registration Statement on Form S-3 Filed July 22, 2024

Plan of Distribution, Page 9

1.

We note your response to previous comment 1 and reissue the comment in its entirety. In order to conduct this offering consistent with Rule 415(a)(1)(i) of the Securities Act and Item 501(b)(3) of Regulation S-K, the securities to be offered for resale must be on a recognized and established trading market. Because the warrants are not listed or traded on any such market, you must disclose the fixed price at which those securities will be offered for the duration of the offering or until they are listed or quoted on a market.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has made the corresponding changes on page 9 as well as elsewhere in Amendment No. 2.

Genasys Inc. 16262 West Bernardo Drive San Diego, CA 92127 www.genasys.com

Exhibits

2.	Please file an updated auditor's consent with your next amendment.

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that an updated auditor’s consent has been filed as an exhibit to with Amendment No. 2.

Please direct any questions regarding the foregoing information to the undersigned at 858-676-1112. Thank you in advance for your cooperation in connection with this matter.

Sincerely, /s/ Richard S. Danforth Richard S. Danforth Chief Executive Officer Genasys Inc.

cc:	Joshua E. Little, Dentons Durham Jones Pinegar P.C.